PROXY

THIS PROXY IS BEING SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED

The undersigned, a shareholder of Asia Pacific Wire & Cable Corporation Limited (the ‘‘Company’’), hereby appoints Mr. Ling Y. Wu and Mr. James Keyes, and each of them individually and acting singly, as Proxies to represent and vote all of the Common Shares of the Company held of record by the undersigned, each with full power of substitution, at the Annual General Meeting of Shareholders of the Company, to be held at the principal executive offices of the Company on September 7, 2007 at 10:00 p.m. (Taipei time) / 10:00 a.m. (New York time), and at any adjournment or postponement thereof.

PLEASE VOTE, DATE AND SIGN THIS CARD WHERE INDICATED AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

YOUR SHARES CANNOT BE VOTED UNLESS YOU SIGN AND RETURN THIS CARD.

Proposal 1:    Approval of the Minutes of the last Annual General Meeting of the Shareholders held on December 16, 2004.

FOR	AGAINST	ABSTAIN

Proposal 2:    Reappointment of Ernst & Young LLP as the Company’s independent auditors for the fiscal year ended December 31, 2004.

FOR	AGAINST	ABSTAIN

Proposal 3:    Appointment of Moores Rowland Singapore as the Company’s independent auditors for the current fiscal year and the fiscal years ended December 31, 2005 and 2006.

FOR	AGAINST	ABSTAIN

Proposal 4:    Setting of the number of members of the Board of Directors of the Company at ten (10) members.

FOR	AGAINST	ABSTAIN

Proposal 5:    Election of Directors.

Nominees: Yuan Chun Tang, Cheng Fang-Hsiung, Lee Gai Poo, Michael Lee Chao-Chun, Shue Ching Rong, Andy C. C. Cheng, David Tao-Heng Sun, Jack Tao-Tsun Sun

FOR ALL

WITHHOLD ALL

WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NAME OF NOMINEE BELOW.

NAME OF NOMINEE:

Proposal 6:    Adoption of the Amended and Restated Bye-Laws.

FOR	AGAINST	ABSTAIN

Proposal 7:    Approval of the Compensation of Directors.

FOR	AGAINST	ABSTAIN

Proposal 8:    Adjournment of Meeting with regard to financial statements and auditor reports.

FOR	AGAINST	ABSTAIN

Please Sign and Date Here and Return Promptly in the Enclosed Envelope

Signature:	Dated:
Signature:

Please sign exactly as your name or names appear on your share certificates or on the books and records of the Company. For joint accounts, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, etc., please give your full title.